UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at February 23, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Chief Executive Officer & Director

Date: February 23, 2010

Print the name and title of the signing officer under his signature

  Ste.1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

FOR IMMEDIATE RELEASE

February 23, 2010

ANOORAQ ANNOUNCES IVANHOE NICKEL & PLATINUM DISPUTE SETTLED & EXTENDED JOINT VENTURE AGREED BETWEEN PARTIES

Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) confirms it has entered into a settlement and new project agreement (the "Agreement") with Ivanhoe Nickel & Platinum Ltd. ("Ivanplats") to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the Bushveld Igneous Complex in South Africa. The 2001 agreement granted Ivanplats the right to earn a 50% interest in the Rietfontein property through expenditure related to exploration activities undertaken in accordance with approved technical programs.

The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Agreement are as follows:

1        Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

2        The existing joint venture (JV) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats' adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV ("the Extended JV").

3        Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study Anooraq may elect to either:-

• retain a participating interest in the Extended JV and finance its pro rata share of the project development going forward; or

• relinquish its participating interest in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

4        Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.

Philip Kotze, CEO of Anooraq, said, "We are pleased with the resolution of this dispute. The revised agreement maintains our interest in the Rietfontein mineral property but extends the possibility for further development with the addition of Turfspruit. We look forward to working with Ivanplats in taking this project to the feasibility study level."

For further information, please visit our website www.anooraqresources.com, call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114 or use the contacts referenced below.

Queries:
Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Macquarie First South Advisors
Melanie de Nysschen / Thembeka Mgoduso
Office: +27 11 583 2000
Mobile: +27 82 465 8969 / +27 83 295 1204

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The NYSE Amex has neither approved nor disapproved the contents of this release.
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions. Forward looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.